SEC FILE NUMBER	333-190761
CUSIP NUMBER	G6209T105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MONTAGE TECHNOLOGY GROUP LIMITED

Full Name of Registrant

N/A

Former Name if Applicable

Room A1601, Technology Building, 900 Yi Shan Road

Address of Principal Executive Office (Street and Number)

Xuhui District, Shanghai, 200233

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Montage Technology Group Limited (the “Company”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the period ended June 30, 2014 within the prescribed time period without unreasonable effort or expense for the reasons described below. The Form 10-Q cannot be finalized until the completion of the audit committee’s review of allegations contained in reports issued by Gravity Research and the completion of the audit of the Company’s financial statements for the year ended December 31, 2013 and the review of the Company’s financial statements for the periods ended March 30, 2014 and June 30, 2014. As previously announced, the audit committee appointed the law firm of Jones Day to conduct an independent review of the Gravity Research report allegations and related matters. On April 22, 2014, the Company announced that the audit committee, with the assistance of Jones Day and forensic accountants from FTI Consulting, had reported on the results of the review conducted to date. Based on the audit committee’s April 22, 2014 report, the Company continues to believe that the allegations by Gravity Research lack merit and the Company therefore does not anticipate any changes to its previously reported financial results, but the audit committee has not yet completed its work nor reached final conclusions, and therefore no conclusion can be made until the completion of the ongoing review. The Company believes that the audit committee, in consultation with its outside legal and accounting advisors and the Company’s independent auditors, is in the final stages of completing the review procedures believed necessary or appropriate for the audit committee’s review of the allegations in order to be able to file the Company’s Form 10-Q for the period ended June 30, 2014 as well as the Company’s Form 10-Q for the period ended March 31, 2014 and the Company’s Form 10-K for the year ended December 31, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Voll	408	982-2780
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the Year ended December 31, 2013

Quarterly Report on Form 10-Q for the Period ended March 31, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the Company expects total revenue and net income for the period ended June 30, 2014 to increase significantly compared to the second quarter of the previous fiscal year. The Company expects to report total revenue for the second quarter of 2014 of $40.4 million, an increase of 59.8 percent compared to $25.3 million in the second quarter of the previous fiscal year. The Company expects to report net income for the second quarter of 2014 of $7.1 million, compared to $5.5 million in the second quarter of the previous fiscal year.

This notification on Form 12b-25 contains certain “forward looking statements” relating to the Company’s expected audited financial results and the nature, scope, timing of, and determinations concerning the ongoing review. Forward looking statements involve assumptions, risks and uncertainties, and may prove to be incorrect. These risks and uncertainties include the possibility that more time may be required or that additional procedures may be required which could be more difficult or impracticable to complete in a timely matter or at all; that the audited financial statements may not be completed even if the audit committee concludes that allegations regarding the integrity of the financial statements lack merit; any litigation, regulatory or other adverse outcomes associated with the review and legal proceedings that may relate to these matters; and expenses associated with the foregoing, including costs of matters relating to the ongoing review. The Company disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. For additional information and risk factors that could affect the Company, see the Company’s filings with the Securities and Exchange Commission.

MONTAGE TECHNOLOGY GROUP LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2014	By:	/s/ Mark Voll
Mark Voll